Exhibit 99.1

St. John’s, NL - September 4, 2018

FORTIS INC. TO HOLD INVESTOR DAY IN TORONTO ON OCTOBER 15 AND NEW YORK ON OCTOBER 16

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will hold an Investor Day on Monday, October 15, 2018, in Toronto, Ontario, and on Tuesday, October 16, 2018, in New York City, New York. Barry Perry, President and Chief Executive Officer, Fortis, along with the Corporation’s Executive Vice Presidents and Chief Executive Officers from certain subsidiaries will provide an update on operations, recent developments and strategic outlook.

The October 15 event will take place at the InterContinental Hotel, 225 Front Street West, Toronto, Ontario, Canada. The October 16 event will take place at the Lotte New York Palace, 455 Madison Avenue, New York City, NY, USA.

For both events, registration and breakfast will begin at 8:00 a.m. (Eastern) with management presentations scheduled from 8:30 a.m. to 12:30 p.m. (Eastern).

Institutional investors, analysts and members of the financial community interested in attending can register in advance via email at investorrelations@fortisinc.com or telephone at 709.737.2900.

A live and archived webcast of each event will be available on the Corporation’s website at www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$50 billion as at June 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com